EASTERN ENVIRONMENT SOLUTIONS, CORP.

Harbin Dongadazhi Street 165

Harbin, P.R. China 150001

August 3, 2009

VIA EDGAR

Terence O’Brien

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Washington, DC 20549

Re:

Eastern Environment Solutions, Corp.

Form 10-K for the fiscal year ended December 31, 2008

            File No. 0-31193

Dear Mr. O’Brien:

I am writing in response to your letter dated July 16, 2009.  We are actively preparing responses to the comments set forth in your letter.  However we will require additional time to provide complete responses.  We expect to file our responses on EDGAR no later than August 24, 2009.

If you wish to communicate with us regarding the comments prior to the submission of our responses, feel free to contact our U.S. counsel, Robert Brantl, Esq., at 914-693-3026.

Yours,

/s/ Jianhua Sun

Jianhua Sun, Chief Financial Officer